Suite 2100 – 733 Seymour St. Vancouver, BC Canada V6B 0S6 604-684-1175 www.panamericansilver.com
Pan American Silver Announces Results of Annual General and Special Meeting

Vancouver, B.C. - April 30, 2026 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") reported the voting results from its annual general and special meeting of shareholders held on April 30, 2026, in Vancouver, British Columbia (the "Meeting"). Each of the matters voted upon at the Meeting are described in detail in the Company's Management Information Circular dated March 9, 2026, which is available on the Company's website at https://www.panamericansilver.com/invest/financial-reports-and-filings/.
A total of 290,835,897 common shares were represented at the meeting, being 68.95% of the Company’s issued and outstanding common shares as at the record date. Shareholders voted in favour of all matters brought before the Meeting, including setting the number of directors at ten, the election of management’s nominees as directors, the appointment of auditors for the ensuing year, and the acceptance of the Company’s approach to executive compensation, known as “say-on-pay”.

Number of Directors
Resolution	Votes For	Votes Against
Resolution to set the size of the Board of Directors to ten directors	289,739,530 (99.62%)	1,096,363 (0.38%)

Election of Directors
Director Nominee	Votes For	Votes Withheld
John Begeman	249,893,726 (99.51%)	1,228,241 (0.49%)
Ignacio Bustamante	250,595,034 (99.79%)	526,933 (0.21%)
Neil de Gelder	241,637,845 (96.22%)	9,484,120 (3.78%)
Chantal Gosselin	249,719,107 (99.44%)	1,402,860 (0.56%)
Charles Jeannes	245,414,875 (97.73%)	5,707,092 (2.27%)
Kimberly Keating	250,159,453 (99.62%)	962,513 (0.38%)
Jennifer Maki	247,223,944 (98.45%)	3,898,023 (1.55%)
Pablo Marcet	250,582,108 (99.79%)	539,858 (0.21%)
Michael Steinmann	250,652,406 (99.81%)	469,559 (0.19%)
Gillian Winckler	244,326,853 (97.29%)	6,795,114 (2.71%)

Appointment of Auditor
Resolution	Votes For	Votes Withheld
Resolution to appoint Deloitte LLP as auditors of the Company until its next annual general meeting and to authorize the directors of the Company to fix the remuneration to be paid to the auditors of the Company
	258,888,686 (89.02%)	31,947,209 (10.98%)

Say-on-Pay
Resolution	Votes For	Votes Against
Advisory resolution to approve the Company’s approach to executive compensation	203,011,508 (80.84%)	48,110,454 (19.16%)

PAN AMERICAN SILVER CORP. 1

About Pan American Silver
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 2